State Street Institutional Short-Term Tax Exempt Bond Fund
Proxy Results (Unaudited)
December 31, 2010

A special meeting of shareholders of the State Street Institutional Short-Term Tax Exempt Bond Fund (the Fund), a series of the State Street Institutional Investment Trust, was held on March 26, 2010 at 11:00 a.m. (after being adjourned from the initial date of March 1, 2010) at State Street Bank and Trust Company (State Street), State Street Corporate Center, One Lincoln Street, Boston, Massachusetts, pursuant to notice duly given to shareholders of the Fund contained in the definitive proxy statement filed with the Securities and Exchange Commission on February 9, 2010 (the Meeting).

At the Meeting, the Shareholders of the Fund were asked to provide voting instructions to approve an investment sub-advisory agreement between SSgA Funds Management, Inc. (the Adviser) and Nuveen Asset Management (NAM), pursuant to which NAM will serve as sub-adviser to State Street Short-Term Tax Exempt Bond Portfolio (the Portfolio), a series of the Master Trust. The results of the shareholder vote were as follows:

7,943,425.978 votes or 100% in favor of retaining NAM;
0 votes or 0% against retaining NAM; and 0 votes or 0% abstained.

At the Meeting, the Shareholders of the Fund were also asked to provide voting instructions to approve an amendment to the investment advisory agreement between the Adviser and the Portfolio
(the Agreement). The results of the shareholder vote were as follows:

7,943,425.978 votes or 100% in favor of amending the Agreement;
0 votes or 0% against amending the Agreement; and 0 votes or 0% abstained.